082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA


10015953

16 June 2010

SUPPL

Dear Sir

Please find enclosed a copy of an announcement made today to the London Stock Exchange.

Yours faithfully,

Philip Davies
Assistant Company Secretary

16 June 2010

First Quarter Trading Statement for 12 weeks to 12 June 2010

Continued good sales performance; accelerated growth strategy on track

- **Total sales for first quarter up 7.6 per cent (4.4 per cent excluding fuel)[1]**
- **Like-for-like sales for first quarter up 4.6 per cent (1.1 per cent excluding fuel)[1]**
- **Like-for-like sales (excluding fuel) for first quarter up 8.2 per cent on two-year basis[2]**
- **On track to deliver gross space growth of c.1.45 million sq ft in 2010/11**

Justin King, Chief Executive, said, "We've delivered **another good performance ahead of the market**[3] on top of strong growth last year. Excluding fuel, total sales were up 4.4 per cent, with **like-for-like sales up 1.1 per cent** and **up 8.2 per cent on a two-year basis.** Contribution from net new space (excluding fuel) stepped up to 3.3 per cent reflecting strong performance from **new stores ahead of our expectations** and the full impact of the 2009/10 opening programme. Continued fuel price inflation has driven further growth with total sales including fuel up 7.6 per cent.

Our focus on **operational excellence** has been key to our success in a challenging consumer environment. Our groceries online business has continued to deliver record levels of service and availability which, given our store-pick model, represents the purest measure of on-shelf availability for customers. As a result, groceries online sales continued to grow by just under 20 per cent and took a record 120,000 weekly orders.

Nectar has consolidated its position as the **UK's no.1 loyalty scheme** with around 17 million registered card holders and regular Sainsbury's users are up over 800,000 versus this time last year. **Nectar and coupon at till** are proving to be a winning combination enabling us to deliver relevant and targeted offers which our customers really value.

Our values underpin the Sainsbury's brand with great quality, fresh and tasty food at the heart of our offer. We are proud of our **commitment to British farming** as featured in our Jamie ads. For example, we are the no.1 retailer of British asparagus and Jersey Royals this season[4]. We also take a **lead on animal welfare issues** and are proud to have been confirmed as the UK's largest retailer of higher welfare Freedom Food[5].

We are committed to **promoting healthy lifestyles** across all ages and abilities and in May became the official sponsor of **London 2012 Paralympic Games** which will offer fantastic opportunities for our customers and colleagues to get involved.

Our **complementary non-food offer** continues to perform strongly. We had our biggest ever week in clothing and are the UK's fastest growing DVD retailer[6]. Our World Cup range is selling well and our Vuvuzela horns are a 'must have' item for football fans.

In the quarter we opened one supermarket and completed two extensions and remain **on track to deliver our accelerated space growth** plans to add around 1.45 million sq ft in 2010/11. We continue to **actively manage our valuable property estate** and completed the sale and leaseback of three fully developed stores for proceeds of £85 million.

We have made a **good start to the financial year** in line with our expectations. While we continue to expect the consumer environment to remain challenging, our **universal customer appeal, unique loyalty offer** and **accelerated growth strategy** mean we are **well placed to make continued good progress.**"

Enquiries:

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Mark Rigby
+44 (0) 20 7695 7295

Notes

1. All sales figures contained in this trading statement are stated including VAT and in accordance with IFRIC 13.
2. Sainsbury's reported like-for-like sales up 7.0 per cent excluding fuel, including VAT for the 12 weeks to 13 June 2009. Therefore like-for-like sales excluding fuel on a two-year basis were up 8.2 per cent for the first quarter.
3. Kantar total till roll data for 12 weeks to 17 May 2010.
4. Kantar market share data covering relevant British season.
5. Sainsbury's sells 62 per cent of all RSPCA Freedom Food endorsed food in the UK by value.
6. Latest available Kantar volume data.
7. Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward-looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.
8. Sainsbury's also released today its third quarterly Corporate Responsibility update and this is available at www.j-sainsbury.co.uk/news.
9. A conference call will take place at 8:45am. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk and follow the on-screen instructions of the first quarter trading statement section.
10. Sainsbury's will report its 2010/11 Second Quarter Trading Statement at 7:00am on 6 October 2010.
11. Sainsbury's 2010/11 Third Quarter Trading Statement will reflect the 14 weeks ending 8 January 2011 and its 2010/11 Fourth Quarter Trading Statement will reflect the 10 weeks ending 19 March 2011.